Exhibit 99.2

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage") held on June 26, 2014 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

1.	Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at four (4).	Passed	68.75%	31.25%
2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuing year or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of Advantage:
	Stephen E. Balog Paul G. Haggis Andy J. Mah Ronald A. McIntosh	Passed	98.34% 98.32% 99.70% 98.33%	1.66% 1.68% 0.30% 1.67%
3.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 26th day of June, 2014.